Mail Stop 4561

January 29, 2007

Stephen Halpin, Jr.
Chief Financial Officer
B. F. Saul Real Estate Investment Trust
7501 Wisconsin Avenue
Bethesda, Maryland 20814

> **RE:** **B. F. Saul Real Estate Investment Trust**
> **Form 10-K for Fiscal Year Ended September 30, 2006**
> **Filed December 19, 2006**
> **File No. 001-07184**

Dear Mr. Halpin,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page 83

1. Please revise to disclose where you present the proceeds from the sale of loans held for securitization and/or sale that were transferred from loans receivable, the cash flows from which are reported in the investing section in the statements of cash flows.

Note 3. Summary of Significant Accounting Policies – The Bank:

Goodwill and Other Intangible Assets, page 91

2. We note you have contingent payments related to your purchase of an investment management company in October 2005. Please revise to disclose the nature of the contingencies and the accounting treatment related to any future contingent payments. Refer to paragraph 51(f) of SFAS 141.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant